FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of last fiscal year:  March 31, 2009

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Daniel Sullivan

John McNab

Glenn Campbell

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to:

Christopher J. Cummings Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Alan Dean Davis Polk & Waldwell LLP 450 Lexington Avenue New York, New York 10017	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn. Prov. Govt. Victoria, British Columbia Canada V8W 9V1

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of U.S.$1,500,000,000 aggregate principal amount of its 2.85% Bonds, Series BCUSG-4, due June 15, 2015 (the “Bonds”), The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.12

Fiscal Agency Agreement dated as of April 27, 2010, including the form of Bonds; Underwriting Agreement dated April 20, 2010, including the names and address of the Underwriters; Opinion of Senior Solicitor, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

April 28, 2010	By:	/s/ Jim Hopkins
Victoria, British Columbia	Name:	Jim Hopkins
	Title:	Assistant Deputy Minister
Provincial Treasury
Ministry of Finance

Exhibit Index

Exhibit 99.12

Fiscal Agency Agreement dated as of April 27, 2010, including the form of Bonds; Underwriting Agreement dated April 20, 2010, including the names and address of the Underwriters; Opinion of Senior Solicitor, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.